Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following joint press release was issued on April 23, 2018:

HENRY SCHEIN TO SPIN OFF AND MERGE ITS ANIMAL HEALTH BUSINESS

WITH VETS FIRST CHOICE, CREATING AN INNOVATIVE

APPROACH TO ADVANCING VETERINARY CARE

--	Henry Schein Will Spin Off Its Animal Health Business, Which Will Merge with Vets First Choice Forming an Independent Public Company

--	Transaction Unlocks Value for Henry Schein Shareholders by Creating an Exciting New Animal Health Company While Providing Enhanced Focus for Its Growing Dental and Medical Businesses; Year-Three Operating Income Synergies for the Combined Animal Health Businesses Expected to be in Excess of $100 Million

--	Upon Completion of the Transaction, Henry Schein Shareholders Will Own Approximately 63% and Vets First Choice Shareholders Will Own Approximately 37% of the New Company; Henry Schein Expects to Receive Between $1.0-$1.25 Billion in Cash on a Tax-Free Basis

Conference call with slide presentation begins at 8:30 a.m. Eastern time

MELVILLE, N.Y., and PORTLAND, ME, April 23, 2018 – Henry Schein, Inc. (Nasdaq: HSIC) and Vets First Choice announced plans today for Henry Schein to spin off its Animal Health business and merge it with Vets First Choice, creating an innovative approach to advancing the delivery of animal health care designed to provide unique benefits to veterinarians, manufacturers, pet owners, and their pets.

The new company, to be called Vets First Corp., will harness insights and analytics to provide pro-active prescription management, and combined with Henry Schein’s leading global animal health solutions, will create a unique animal health service and technology platform dedicated to supporting the veterinary market. By bringing together the power of data analytics, digital communications, practice management software, and supply chain expertise into a multi-channel platform, Vets First Corp. is expected to improve health outcomes for the benefit of pets and their owners, while driving increased demand for products and services for the benefit of veterinary offices and manufacturers.

“We are excited about the merger of Henry Schein Animal Health with Vets First Choice. Over the years we have observed the impressive success of Vets First Choice and believe the combined management team is well positioned to capitalize on the significant opportunities created by the merger,” said Stanley M. Bergman, Chairman of the Board and Chief Executive Officer, Henry Schein, Inc.

Henry Schein, Inc. ● 135 Duryea Road ● Melville, New York 11747	1

“We are similarly excited about the significant growth opportunities for Henry Schein’s dental and medical businesses as we implement our 2018-2020 Strategic Plan,” Mr. Bergman continued. “Building upon our long history of reinvention, the Company will continue to expand our offering of innovative solutions for our dental and medical customers. We see significant growth opportunities in both the dental and medical markets, such as advancing our position in practice management solutions, including those provided by our new Henry Schein One joint venture, and expanding our penetration with health care practitioners and specialists as well as large group practices and ambulatory care sites.”

A New Global Leader in Animal Health

“We are early in the lifecycle of rapid technological change in the animal health market,” said Ben Shaw, Founder and CEO of Vets First Choice, who will become CEO of the new company. “This merger creates an enhanced value chain that connects the veterinarian, the manufacturer, and the pet owner through insights and analytics that will support better clinical and financial outcomes. This new global animal health care company is focused on improving clinical compliance by facilitating the delivery of care how, when, and where the pet owner wants it.”

Vets First Choice, founded in 2010, has quickly become a leading provider of technology-enabled health care services, with a sole focus on animal health. The company is based in Portland, Maine, where the combined company will be headquartered.

Henry Schein Animal Health (HSAH) is the world’s largest and only global supply chain provider of animal health products and related services, with market-leading positions in North America, Europe, and Australia/New Zealand. HSAH has approximately 4,300 team members and active customers include approximately 75% of veterinarians in the U.S., and 70% of veterinarians in Europe and Australia/New Zealand. In addition, more than 50% of U.S. Animal Health practices currently utilize Henry Schein’s practice management software platform to drive office productivity and customer engagement. Vets First Choice has approximately 750 team members in the U.S., and more than 5,100 veterinary practices on its prescription management platform.

Immediately following a spin-off from Henry Schein, HSAH will combine with Vets First Choice to form a new publicly traded company that is expected to provide veterinarians with a powerful new platform to grow their practices, improve client engagement, and drive better health outcomes for pets. This transaction is expected to uniquely position the new company to pursue new revenue opportunities, greater operational efficiency, and accelerated growth, in an attractive end-market.

The company will have combined pro forma 2017 sales of approximately $3.6 billion. HSAH and Vets First Choice expect synergies to grow annually such that in year three, operating income synergies for the combined business will be in excess of $100 million, driven largely by accelerated revenue growth from the adoption of the Vets First Choice platform across the HSAH customer base.

“By combining forces with HSAH, we anticipate accelerating the introduction of new and enhanced programs, services, and technology to veterinary teams so they can deepen their focus on doing the great work of caring for the animals in our lives,” said Mr. Shaw. “Manufacturers will benefit from a global platform to help drive category growth, improved client engagement, and enhanced medication and service compliance. At the same time, team members of the combined company will continue to contribute in a highly collaborative environment with the shared goal of supporting our customers’ success.”

Unlocking Henry Schein Shareholder Value

“For Henry Schein, we believe the transaction benefits our shareholders in two ways,” Mr. Bergman said. “We believe Vets First Corp., as an independent public company focused exclusively on animal health, will be well-positioned to achieve a premium valuation in the market. We believe the transaction positions Henry Schein shareholders to benefit from their investment in a more focused dental and medical growth company.

“Following the spin-off of HSAH as an independent company, Henry Schein will focus on our market-leading dental and medical businesses as we make continued investments for future growth,” Mr. Bergman said. “We are confident in our ability to build upon our track record of delivering solid internal and acquisition growth, as we have over our 23-year history as a public company. We believe our formula of serving the dental and medical markets with innovative products, solutions, and support will position us well to drive increased top and bottom line growth going forward.”

Following the close of the transaction, on a pro forma basis, Henry Schein’s total 2017 revenue for the remaining business will be approximately $9.0 billion with approximately $690 million in GAAP operating income, or $695 million on a non-GAAP basis (see Exhibit A for reconciliation of GAAP operating income and non-GAAP operating income). Henry Schein expects to deliver EPS growth for the remaining consolidated business in the high-single digit to low-double digit range. Henry Schein expects to update full-year earnings guidance for the remaining business once the transaction closes by the end of 2018.

Management and Governance

Henry Schein will nominate six individuals to the board of directors and Vets First Choice will nominate five individuals to the board. Stanley Bergman will serve as a board member of Vets First Corp. and will continue as Henry Schein’s Chairman of the Board and CEO. Henry Schein, Inc. will nominate the Chair of the Governance and Nominating Committee of Vets First Corp., who will also serve as lead director. Ben Shaw, the CEO of Vets First Choice, will become the CEO of Vets First Corp., and David Shaw, Chairman of the Board and Co-Founder of Vets First Choice, as well as Founder of IDEXX Laboratories, Inc., will serve as Chairman of Vets First Corp. The current management of HSAH and Vets First Choice will have senior roles in Vets First Corp.

Transaction Details and Conditions to Close

The transaction is structured as a “Reverse Morris Trust” transaction intended to be tax-free to Henry Schein shareholders for U.S. tax purposes. It is currently expected that shares of Vets First Corp. common stock will be distributed to Henry Schein stockholders in connection with the spin-off of the Henry Schein Animal Health business and to Vets First Choice stockholders in the subsequent merger. In addition, equity incentives held by Henry Schein Animal Health and Vets First Choice employees will be converted into equity incentives in respect of shares of Vets First Corp. and shares of Vets First Corp. may be issued to certain minority holders of Henry Schein Animal Health subsidiaries in exchange for their interests in those subsidiaries. It is expected that Henry Schein shareholders and the aforementioned Henry Schein Animal Health-related parties will own approximately 63% of Vets First Corp. common stock immediately following the transaction, while Vets First Choice investors will own approximately 37% of such stock. The precise ownership percentages are subject to adjustments as set forth in the transaction agreements, but in all cases Henry Schein shareholders will receive a majority of Vets First Corp. shares in the transaction.

Additionally, Henry Schein expects to receive between $1.0 billion and $1.25 billion in cash on a tax-free basis as part of the transaction. Henry Schein plans to use the proceeds for general corporate purposes, including share repurchases, repayment of indebtedness and acquisition opportunities.

The transaction has been unanimously approved by the Boards of Directors of Henry Schein and Vets First Choice, and is expected to close by the end of 2018. It is also subject to customary closing conditions, including customary regulatory approvals, the receipt of tax opinions from counsel with respect to the transaction and the effectiveness of the registration statement on Form S-1/S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the transaction.

Advisors

Centerview Partners is serving as exclusive financial advisor to Henry Schein, Inc., and Cleary Gottlieb and Proskauer Rose are serving as its legal advisors. J.P. Morgan Securities, LLC is serving as exclusive financial advisor to Vets First Choice and Morgan Lewis is serving as its legal advisor.

Conference Call

The Company will hold a conference call to discuss today’s announcement, beginning at 8:30 a.m. Eastern time. A presentation about the transaction will be posted to the Investors Relations section of www.henryschein.com.

Individual investors are invited to listen to the conference call through Henry Schein’s website at www.henryschein.com. In addition, a replay will be available beginning shortly after the call has ended.

About Henry Schein

Henry Schein, Inc. (Nasdaq: HSIC) is a solutions company for health care professionals powered by a network of people and technology. With more than 22,000 Team Schein Members serving more than 1 million customers globally, the Company is the world’s largest provider of Business, Clinical, and Technology solutions to enhance the efficiency of office-based dental, animal health, and medical practitioners. The Company also serves dental laboratories, government and institutional health care clinics, and other alternate care sites.

A Fortune 500® Company and a member of the S&P 500® and the Nasdaq 100® indexes, Henry Schein’s network of trusted advisors provides health care professionals with the valued solutions they need to improve operational success and clinical outcomes. The Company offers customers exclusive, innovative products and solutions, including practice management software, e-commerce solutions, specialty and surgical products, as well as a broad range of financial services. Henry Schein operates through a centralized and automated distribution network, with a selection of more than 120,000 branded products and Henry Schein private-brand products in stock, as well as more than 180,000 additional products available as special-order items.

Headquartered in Melville, N.Y., Henry Schein has operations or affiliates in 34 countries. The Company’s sales reached a record $12.5 billion in 2017, and have grown at a compound annual rate of approximately 15 percent since Henry Schein became a public company in 1995.

For more information, visit Henry Schein at www.henryschein.com, Facebook.com/HenrySchein, and @HenrySchein on Twitter.

About Vets First Choice

Vets First Choice is a leading provider of technology-enabled health care services for companion and equine veterinary practitioners. Founded in 2010, the company partners with veterinarians to create insight into gaps in patient care and offers professionalized pro-active prescription management to drive client engagement and improve compliance. Its services result in better prescription compliance, increased client engagement, and improved practice revenues and profitability. For more information, please visit www.vetsfirstchoice.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures, including operating income. The non-GAAP financial measures contained herein have limitations as analytical tools and should not be considered in isolation or in lieu of an analysis of our results as reported under U.S. GAAP. These non-GAAP measures should be evaluated only on a supplementary basis in connection with our U.S. GAAP results. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found at the end of this press release.

Contacts:

Henry Schein

Investors: Carolynne Borders, Vice President, Investor Relations, carolynne.borders@henryschein.com, (631) 390-8105

Media: Ann Marie Gothard, Vice President, Corporate Media Relations,

annmarie.gothard@henryschein.com, (631) 390-8169

Vets First Choice

Investors: Nicholas Jansen, Vice President, Investor Relations

nicholas.jansen@vetsfirstchoice.com, (888) 280-2221, x1103

Media: David Melancon, david.melancon@vetsfirstchoice.com,

(917) 378-8525

Exhibit A

Henry Schein, Inc.

2017 Pro Forma Operating Income Reconciliation

of GAAP results to non-GAAP results

(in thousands, except per share data)

(unaudited)

Full Year 2017
Operating Income	$859,369

Pro Forma Adjustments
Animal health distribution (1)	$(146,579)
Animal health technology and value-added services (1)	(22,976)

Total pro forma Operating Income	$689,814

Non-GAAP Adjustments
Litigation settlement (2)	5,325

Pro Forma Non-GAAP Operating Income	$695,139

Management believes that pro forma non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance and allow for greater transparency with respect to key metrics used by management in operating our business. These pro forma non-GAAP financial measures are presented solely for informational and comparative purposes and should not be regarded as a replacement for corresponding, similarly captioned, GAAP measures.

(1)	Represents a pro forma adjustment to 2017 operating income as a result of the divestiture of the Animal Health distribution and Animal Health technology and Value-Added Services businesses.
(2)	Represents a 2017 pre-tax charge of $5,325 related to a litigation settlement.

HENRY SCHEIN TO SPIN OFF AND MERGE ITS ANIMAL HEALTH BUSINESS WITH VETS FIRST CHOICE, CREATING AN INNOVATIVE APPROACH TO ADVANCING VETERINARY CARE April 23, 2018 The following investor presentation was presented at an investor conference call on April 23, 2018:

Safe Harbor Statement Forward Looking Statements In accordance with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein.  These statements are identified by the use of such terms as "may," "could," "expect," "intend," "believe," "plan," "estimate," "forecast," "project," "anticipate" or other comparable terms.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading "Risk Factors" in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.  Additional Information and Where to Find It In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Financial Measures This presentation contains certain non-GAAP financial measures, including operating income. The non-GAAP financial measures contained herein have limitations as analytical tools and should not be considered in isolation or in lieu of an analysis of our results as reported under U.S. GAAP. These non-GAAP measures should be evaluated only on a supplementary basis in connection with our U.S. GAAP results. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in the back of this presentation.

Vets First Corp. - Creating a New Animal Health Innovator

HENRY SCHEIN® ANIMAL HEALTH

+

vetsfirstchoice

More than 5,100* active practices on Rx management platform

* at end of 2017

$3.6B
PRO FORMA 2017 COMBINED REVENUE

IN-OFFICE
SUPPLY CHAIN & SOFTWARE SOLUTIONS

80,000
VET OFFICES GLOBALLY

ONLINE
PRO-ACTIVE PRESCRIPTION MANAGEMENT & DIGITAL SOLUTIONS

+5,000
TEAM MEMBERS

3

HENRY SCHEIN® ANIMAL HEALTH

vetsfirstchoice

Vets First Corp. - Creating a New Animal Health Innovator More than 5,100* active practices on Rx management platform A leading insights, analytics and services platform, helping vets to identify and manage gaps in care Only global animal health supply chain and technology solutions company 75% of vets in the U.S.; 70% in Europe and Australia/ New Zealand $3.6B PRO FORMA 2017 COMBINED REVENUE +5,000 TEAM MEMBERS 80,000 VET OFFICES GLOBALLY IN-OFFICE SUPPLY CHAIN & SOFTWARE SOLUTIONS ONLINE PRO-ACTIVE PRESCRIPTION MANAGEMENT & DIGITAL SOLUTIONS 3 * at end of 2017

Strategic Benefits for Vets First Corp. and Henry Schein Henry Schein Dental and medical: Increase focus in helping dentists and physicians in operating a more efficient practice so practitioners can deliver quality clinical care High-touch, full-service, value-added approach for supplies, equipment, service, and practice management software Provide innovative solutions for global dental and medical practitioners Opportunity for increased investment Expected to be between $1.0 billion and $1.25 billion in cash on a tax-free basis 4 Unlocks Shareholder Value for Vets First Corp. and Henry Schein Positions each company for above market growth Streamlined focus and enhanced capital allocation Grows available market for veterinarians and manufacturers Expected year three synergies will be in excess of $100M in operating income Vets First Corp. Animal health: Assist veterinarians in managing their practices through a multi-channel platform Harness the power of insights and analytics Henry Schein Animal Health’s practice management solutions combined with Vets First Choice platform to drive differentiated level of service and support to veterinarians Help clinicians achieve better outcomes for pets through increased compliance Positions Vets First Corp. to achieve a premium valuation

Vets First Corp.

OVERVIEW

5

HENRY SCHEIN® ANIMAL HEALTH

vetsfirstchoice

5 Vets First Corp. OVERVIEW

An End-to-End Technology-enabled Platform at Scale

INTEGRATED SOLUTION. IMPROVED OUTCOMES.

PRO-ACTIVE PRESCRIPTION MANAGEMENT & INCREASED CLINICAL COMPLIANCE
PRACTICE MANAGEMENT SOFTWARE
Vets First Corp.
INVENTORY MANAGEMENT
DATA INSIGHTS & ANALYTICS
MULTI-CHANNEL CLIENT ENGAGEMENT

6

HENRY SCHEIN® ANIMAL HEALTH
vetsfirstchoice

INTEGRATED SOLUTION. IMPROVED OUTCOMES. DATA INSIGHTS & ANALYTICS MULTI-CHANNEL CLIENT ENGAGEMENT INVENTORY MANAGEMENT PRACTICE MANAGEMENT SOFTWARE PRO-ACTIVE PRESCRIPTION MANAGEMENT & INCREASED CLINICAL COMPLIANCE Vets First Corp. An End-to-End Technology-enabled Platform at Scale

Vets First Corp.: Creating a Win for Stakeholders

Vet

- Enhanced medical compliance
- Improved practice economics

Pet Owner

- Improved pet health
- Multi-channel healthcare
- Enhanced client experience

Manufacturer

- Driver of category growth
- Global partner

Internal Teams

7

HENRY SCHEIN® ANIMAL HEALTH

vetsfirstchoice

Vets First Corp.: Creating a Win for Stakeholders Vet Pet Owner Manufacturer Enhanced medical compliance Improved practice economics Improved pet health Multi-channel healthcare Enhanced client experience Driver of category growth Global partner A new value chain connecting veterinarians, pet owners, and manufacturers to improve the delivery of care and increase value for shareholders Internal Teams Collaborative growth with focused missions Exciting growth opportunities for both companies

  Complementary skill sets that create the only multi-channel, integrated platform entirely focused on improving the veterinary practice Significant global scale in an attractive end-market We seek to significantly build on this global leadership position Opportunity to expand margins as recurring revenues accelerate amidst platform adoption   The ability to harness technology to create market growth and expand customer lifetime value   Evolving consumer trends have created an opportunity for rapid growth on the right platform Vets First Corp.: Well-Positioned to Succeed

TRANSACTION

SUMMARY

9

HENRY SCHEIN® ANIMAL HEALTH

vetsfirstchoice

9 TRANSACTION SUMMARY

Transaction Summary Reverse Morris Trust – intended to be a tax-free spin-off to Henry Schein shareholders for U.S. tax purposes, followed by a merger with Vets First Choice Expected to close by the end of 2018; subject to customary closing conditions and regulatory approvals Expected fully diluted ownership: Henry Schein shareholders: 63% Vets First Choice shareholders: 37% Precise ownership percentages are subject to adjustments as set forth in the transaction agreements Henry Schein Animal Health and Vets First Choice expect to realize annual synergies such that in year three synergies for the combined business will be in excess of $100M in operating income Henry Schein expected to receive between $1.0 billion and $1.25 billion in cash on a tax-free basis As part of the transaction and prior to its completion, Henry Schein expects to buy out the minority interest in its U.S. Animal Health business for approximately $365 million Henry Schein plans to use the proceeds of this transaction for general corporate purposes, including share repurchases, paying down debt and disciplined M&A Post closing, Henry Schein expects to deliver EPS growth for the remaining consolidated Henry Schein business in the high-single digit to low-double digit range Henry Schein 2018 EPS guidance remains unchanged; will provide a financial update following the closing of the transaction 10

Henry Schein, Inc.

OVERVIEW

11

HENRY SCHEIN® ANIMAL HEALTH

vetsfirstchoice

11 Henry Schein, Inc. OVERVIEW

Henry Schein, Inc.

Pre Spin-off
2017 Reported Revenue

28%
or $3.5B
48%
or $6.1B
20%
or $2.5B
4% or $438M
Dental (48%)
Animal Health (28%)
Medical (20%)
Tech/VAS (4%)

Post Spin-off
2017 Pro Forma Revenue

68%
or $6.1B
28%
or $2.5B
4% or $338M
Dental (68%)
Medical (28%)
Tech/VAS, Ex Animal Health (4%)

12

HENRY SCHEIN® ANIMAL HEALTH
vetsfirstchoice

Henry Schein, Inc. 48% or $6.1B 28% or $3.5B 20% or $2.5B Global dental, medical and animal health businesses Technology and Value-Added Services business $12.5 billion in global sales $865 million in non-GAAP operating income* * See a reconciliation of GAAP/Non-GAAP results on the Supplemental Info page of the company’s website. Pre Spin-off 2017 Reported Revenue Post Spin-off 2017 Pro Forma Revenue Global dental and medical businesses Technology & Value-Added Services business $9.0 billion remaining sales $695 million in non-GAAP operating income* on a pro forma basis 12 68% or $6.1B 28% or $2.5B 4% or $338M 4% or $438M * See reconciliation of GAAP and non-GAAP measures in the appendix of this presentation.

Henry Schein's Strong Market Positions

Dental

RELY ON US
INTEGRATED TECHNOLOGIES
EFFICIENT SOLUTIONS
Supplies
Equipment
Practice Management Systems
Digital Technology
Technical Service
Business Solutions
HENRY SCHEIN DENTAL
Practice Care

Medical

RELY ON US
INTEGRATED TECHNOLOGIES
EFFICIENT SOLUTIONS
Supplies
Equipment
Practice Management Tools
Emerging Point-Of-Care Testing
Upmarket Expertise
Business Solutions
HENRY SCHEIN
Practice Care

13

HENRY SCHEIN® ANIMAL HEALTH
vetsfirstchoice

Dental Only global dental supply chain and solutions company for general practitioners, specialists, and laboratories #1 in North America, Europe , Australia/New Zealand and Brazil Leading global dental practice management software, including +40% market share in the U.S. Growth Opportunities: Increasing penetration with existing customers through value-added services Greater penetration of specialty markets Geographic expansion Advancing technology solutions, centered on practice management software through Henry Schein One joint venture Continued focus on large group practices Digitalization of prosthetic solutions Medical A leading U.S. supply chain and solutions company to primary care physicians and specialists, group practices, physician-owned labs and ambulatory surgery centers Approximately 55% of U.S. physician practices are active customers Significant business with large group practices and IDNs with considerable formulary expertise Growth Opportunities: Increasing penetration with existing customers through value-added services Continued focus on independent practices, large group practices and ambulatory care centers Greater penetration with specialty physician markets Henry Schein’s Strong Market Positions 13 Dental Medical

Henry Schein: Strategically Well-Positioned with Continued Financial Strength Henry Schein (Post Close) High touch, value added market approach Focus on delivering solutions that enable customers to deliver the best quality patient care while increasing the efficiency of their practice Patient demand generation Technology and equipment interoperability Providing robust solutions for clinical workstations Uniquely positioned to serve common sites of care for dental and medical Goal to offer investors an attractive return on investment Strong track record of growth, operational excellence and successful M&A, led by a proven management team 14

Q&A

15

HENRY SCHEIN®
ANIMAL HEALTH

vetsfirstchoice

15 Q&A

Contacts At Henry Schein Investor Relations: Carolynne Borders Vice President, Investor Relations carolynne.borders@henryschein.com (631) 390-8105 Media: Anne Marie Gothard Vice President, Corporate Media Relations Annmarie.gothard@henryschein.com (631) 390-8169 16 At Vets First Choice Investor Relations: Nicholas Jansen Vice President, Investor Relations nicholas.jansen@vetsfirstchoice.com (888) 280-2221, x1103 Media: David Melancon david.melancon@vetsfirstchoice.com (917) 378-8525

17 Appendix: GAAP and Non-GAAP Reconciliation Henry Schein, Inc. 2017 Operating Income Reconciliation of GAAP Operating Income, pre spin-off to (1) Non-GAAP Operating Income, pre spin-off and (2) Non-GAAP Operating Income, post spin-off (Amounts in millions USD) GAAP Operating Income, pre spin-off $ 859.4 Operating Income Non-GAAP Adjustments Litigation settlement 5.3 Non-GAAP Operating Income, pre spin-off (1) 864.7 Pro Forma Adjustments Animal health distribution (146.6) Animal health technology and value-added services (23.0) Non-GAAP Operating Income, post spin-off (2) $ 695.1

The following is a list of frequently asked questions which was circulated to employees of the Company on April 23, 2018 in advance of the Company’s town hall meeting:

HENRY SCHEIN – VETS FIRST CORP. TOP 10 FAQ

1.	Why are we pursuing this merger?

The Animal Health merger has several motivations – to serve customers and their pets better, to accelerate growth for the combined animal health company and provide enhanced focus for Henry Schein, and to unlock shareholder value for Henry Schein as well as the new company.

Henry Schein will spin off its Animal Health business and merge it with Vets First Choice to form an independent public company. By bringing together the power of data analytics, digital communications, practice management software, and supply chain expertise into a multi- channel platform, the combined company is expected to improve health outcomes for the benefit of pets and their owners, while driving increased demand for products and services for the benefit of veterinary offices and manufacturers.

2.	What is Vets First Choice?

Vets First Choice is a leading provider of technology-enabled health care services for companion and equine veterinary professionals that is enhancing the delivery of care through the innovative application of digital technology.

3.	What does this mean for TSMs?

First, it is business as usual. This transaction is not expected to be completed until the end of the year. Second, this move is designed to accelerate growth, for the new company as well as the remaining Henry Schein dental and medical businesses.

4.	What does this mean for Henry Schein’s Dental and Medical businesses?

After the merger, Henry Schein will sharpen its focus on our market-leading dental and medical businesses as we make continued investments for future growth. We are excited by the significant growth opportunities available in both markets, such as advancing our position in dental specialties and dental practice management solutions as well as increasing market penetration of large group medical practices.

5.	When will the spin-off be completed?

We anticipate completing the spin-off by the end of the year.

6.	Where will the combined company be headquartered?

The corporate headquarters will be in Portland, Maine, the current headquarters of Vets First Choice. There are no plans to close any HSAH facilities as a result of this merger.

7.	Who will lead the company? And who from Henry Schein leadership is joining the new company?

Ben Shaw, the Founder and CEO of Vets First Choice, will become the CEO of Vets First Corp. Ben is a well-respected entrepreneur, investor, and CEO with deep roots in the animal health market. The current management of Henry Schein Animal Health will have senior roles in Vets First Corp. Henry Schein will nominate six individuals for the board of directors for Vets First Corp., with Vets First Choice nominating five individuals for the board. Stan Bergman will serve as a member of board of directors of Vets First Corp.

8.	Will there be employment reductions at Vets First Corp. or Henry Schein?

This merger is motivated by growth for all the companies involved. At this time, there are no plans to eliminate jobs at any of our divisions as a result of the merger. That said, Henry Schein regularly reviews our operational needs to ensure staffing is aligned to achieve our goals, and we anticipate Vets First Corp. will do the same.

9.	For TSMs who move to Vets First Corp., will pay and benefits change?

For Animal Health TSMs, your pay and benefits will remain the same until the spin-off closes. For the first 9 months following the closing of the transaction, and upon your employment with Vets First Corp., your pay and bonus opportunity will remain the same, and your main benefits (such as your retirement plan, health and welfare benefits, and target equity opportunity, to the extent currently provided to you) will generally remain substantially comparable in the aggregate to what they were prior to your transfer to Vets First Corp. After the 9-month period, Vets First Corp. will review compensation and benefit packages across the enterprise with a goal of providing a competitive offering.

10.	What about my equity in Henry Schein?

For 401(k) accounts

The Henry Schein Stock Fund holds shares of Henry Schein common stock, and TSMs invested in the Henry Schein Stock Fund through the Henry Schein 401(k) plan have units of the Fund. Like Henry Schein common stockholders, the Henry Schein 401(k) plan will receive a corresponding number of shares of Vets First Corp. common stock for a certain number of shares of Henry Schein common stock. These shares will be set aside under a separate Vets First Corp. Stock Fund and TSMs invested in the Henry Schein Stock Fund will receive corresponding units in the Vets First Corp. Stock Fund. This new fund will be “frozen” to new investments; however, you can transfer the investments out this fund to another fund at any time. Because of considerations under federal law, the investments in the Vets First Corp. Stock Fund are expected to be transferred to other available funds under the Henry Schein 401(k) Plan by approximately 12/31/2019, approximately one year after the Vets First Corp. transaction. If you do nothing, your balance in the Vets First Corp. Stock Fund will be transferred to an age- appropriate target date fund for you and no action is required on your part.

For personal investment accounts

If you already have vested Henry Schein equity in your personal brokerage account, you are a Henry Schein common shareholder and you will be entitled to receive a corresponding number of shares of Vets First Corp. common stock for a certain number of shares of Henry Schein common stock.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following memo was distributed to employees of the Company on April 23, 2018:

Interoffice Memorandum

To:	All Team Schein Members

From:	Stan Bergman

Subject:	Enhancing Our Customer Focus

Date:	April 23, 2018

Henry Schein has a long history of reinventing our business to advance the needs of our five constituencies that make up the Henry Schein Mosaic of Success – our suppliers, customers, Team Schein Members, investors, and society. Our 2018-2020 Strategic Plan focuses on expanding our core business, advancing our brand equity, and increasing customer centricity and value-added services.

As discussed in the attached press release, we announced a combination of Henry Schein Animal Health’s (HSAH) strengths in supply chain and practice solutions with Vets First Choice’s data analytics for proactive prescription management to advance delivery of care and create new economic opportunities for veterinary practices.

The animal health market is changing rapidly. We’ve always prided ourselves on the ability to be flexible, and the merger of HSAH with Vets First Choice is a logical conclusion. The combined company will generate exciting growth opportunities to succeed in a way that neither company could individually. In addition, this combination will advance the Strategic Plan for our Dental and Medical businesses by creating a more focused and dynamic Henry Schein.

What does this transaction mean for Team Schein? The short answer is that we see unique opportunities for each of HSAH and Henry Schein Dental and Medical to bring new and innovative solutions to our respective customers. This streamlined focus will increase responsiveness to market needs, and empower each business to grow at above-market rates. We also will use the proceeds from the spin-off to grow our business.

Change can be uncomfortable, but the by-product here will be two stronger companies for our customers in the markets which we serve. We will provide progress updates as we move toward completing the combination of HSAH with Vets First Choice, which we expect to occur by the end of the year. I encourage you to join the senior leadership team on today’s Town Hall at 10 a.m. Eastern time (see following invitation) to raise any questions you might have.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is a transcript of the conference call held by the Company on April 23, 2018:

Henry Schein Animal Health Spin Off and Merger with Vets First Choice April 23, 2018

Corporate Speakers:

•	Carolynne Borders; Henry Schein, Inc.; VP of IR

•	Stanley Bergman; Henry Schein, Inc.; Executive Chairman & CEO

•	Benjamin Shaw; Direct Vet Marketing, Inc.; Founder, CEO & Director

•	Steven Paladino; Henry Schein, Inc.; Executive VP, CFO & Executive Director

•	Tim Ludlow; Direct Vet Marketing, Inc.; CFO

Participants:

•	Jeffrey Johnson; Robert W. Baird & Co. Incorporated; Research Division - Senior Research Analyst

•	Glen Santangelo; Deutsche Bank AG; Research Division - MD & Research Analyst

•	Robert Jones; Goldman Sachs Group Inc.; Research Division - VP

•	Steven Valiquette; Barclays Bank PLC, Research Division - Research Analyst

•	John Kreger; William Blair & Company; Equity Research Analyst

•	Ross Muken; Evercore ISI; Research Division - Senior MD, Head of Healthcare Services and Technology & Fundamental Research Analyst

•	David Larsen; Leerink Partners LLC; Research Division - MD, Healthcare Information Technology and Distribution

PRESENTATION

Operator: Good morning, ladies and gentlemen, and welcome to today’s conference call. (Operator Instructions). As a reminder, this call is being recorded. I’d now like to introduce your host for today’s call, Carolynne Borders, Henry Schein’s Vice President of Investor Relations. Please go ahead, Carolynne.

Carolynne Borders: Thank you, Shelby, and thanks to each of you for joining us to discuss today’s announcements that Henry Schein will spin-off its animals health business, which will then merge with Vets First Choice to create Vets First Corp, an independent publicly traded company.

With me on the call today are Stan Bergman, Chairman of the Board and Chief Executive Officer of Henry Schein, Steven Paladino, Executive Vice President and Chief Financial Officer of Henry Schein, and Ben Shaw, Founder, Director and Chief Executive Officer of Vets First Choice.

Please note that there is a slide presentation available on the Investor Relations section of Henry Schein’s website to accompany today’s call.

Before we begin, as noted on Slide 2, I would like to state that certain comments made during this call, will include information that is forward looking, including the strategic benefits of the transaction, the expected impact of the transaction and future plans, growth and strategy.

As you know, risks and uncertainty involves in each company’s business may affect the matters referred to in forward-looking statements. As a result of performance of each company and of Vets First Corp. may differ materially from those expressed and/or indicated by such forward-looking statements.

These forward-looking statements are qualified in their entirety by cautionary statements contained in filings with the Securities and Exchange Commission on behalf of Henry Schein.

Also as I mentioned with the proposed transactions we will be discussing today, we plan to file certain documents with the SEC, in the future, which again we would encourage all investors to read because they will contain important information. Those documents can be found when filed on the SEC’s website.

Note that we will be discussing certain results as reported on a GAAP basis and also on a non-GAAP basis, which excludes litigation and settlement expenses in 2017.

We believe the non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable the comparison of financial results between periods certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management in operating our business.

These non-GAAP financial measures are presented solely for informational and comparing purposes and should not be regarded as a replacement for corresponding GAAP measures.

See today’s press release and the appendix of today’s slides presentations in the Investor Relations section of our websites for a reconciliation of GAAP and non-GAAP measures. The content of this conference call contains time-sensitive information, that is accurate only as of the date of a live forecast, April 23, 2018.

We undertake no obligations to revise or update any forward-looking statements to reflect events or circumstances after the date of this call.

Please limit yourself to a single question and a follow-up during Q&A to allow many listeners and possible to ask questions within 1 hour we have allotted for this call. With that said, I would like to turn the call over to Stanley Bergman of Henry Schein.

Stanley Bergman: Thank you, Carolynne, and good morning, everyone. And thank you for joining us today to review this important milestone in the evolution of Henry Schein as a business as well as a significant new opportunity for the Vets First Choice Corp. business that will be created.

If you’re participating by the online webcast, let’s begin on slide number three. The management teams and members of the Board of Directors of both Henry Schein and Vets First Choice are excited, in fact extremely excited, to announce this important strategic transaction, in which Henry Schein will spin-off our animal health business as a separate public company, and Henry Schein Animal Health will then merge with Vets First Choice to create Vets First Corp. becoming a new global leader in animal health.

This new entity combined with Henry Schein Animal Health supply chain and technology solutions with Vets First Choice insights and analytics platform to create an end-to-end technology and service company focus singly on veterinary medicine.

We believe this new company has the potential to bring significant innovation to the delivery of animal health care. And today, we will walk you through the rationale supporting this transaction.

So in spinning-off and merging the Henry Schein Animal Health business with Vets First Choice to create Vets First Corp. we will create a significant global technology provider in companion animal health and through this platform, serve as a end-to-end solution designed to drive improved financial and health outcomes of over [80,000] animal health practices worldwide that we do business with and actually expect that number to increase over time.

The combined company had approximately $3.6 billion in sales in 2017 on a pro forma basis individually each of the healthy and growing enterprise.

As (INAUDIBLE) Vets First Corp. will be able to focus exclusively on animal health market, bringing technology and innovation to a significant and rapidly growing global market, Vets First Corp. will offer veterinarians a powerful new suite of technologies, products and solutions that enable customers to deliver high-quality care to their patients and enhance economics of their practices by leveraging insights, analytics, and services to invest gaps in care.

Ultimately, we believe this will help position in achieve better outcomes the patients, compete more effectively, and in fact improve the efficiency of the practice. It’s a win- win all around.

So let’s move to slide number four. We are very pleased with the performance of Henry Schein’s global animal health business having serve this market for decades and built this platform into a leading global animal health care supplier chain and technology solutions company.

That said, we believe that timing is right to take the next step in the evolution of serving the animal health marketplace as we see a prime opportunity to better serve veterinarians and to improve their business.

Specifically, Vets First Corp. will help veterinarians solutions that increase efficiency so that they can provide better clinical care and let me stress this increased efficiency of the while enabling the veterinarians to provide better clinical care, a win-win all around.

We believe this spin-off and merger will unlock shareholder value for both Vets First Corp. and Henry Schein by positioning each company for above-market growth, allowing for a streamlined focus and enhance capital allocation and growing the available market for veterinarians and manufacturers.

We expect synergies, driven largely by celebrated revenue from the adoption of the Vets First Choice platform across the Henry Schein Animal Health customer base to grow annually. So that in year three, synergies for the combined companies will be an excess of $100 million a year in operating income.

The combined animal health businesses will assist veterinarians in managing their practice through a multichannel platform that harnesses the power of insights and analytics. Multichannel platform, it’s really important to understand that.

Together with Henry Schein Animal Health practice management software, Vets First Corp. will help clinicians to provide a differentiated level of service and achieve better outcomes for pets through increase compliance with prescription issued.

So ultimately, they can compete more efficiently and improve practice efficiency. Through Henry Schein transactional enable us to increase our focus on health veterinarians and physicians operate more efficient practices, so they too can deliver quality clinical care.

We will continue to provide innovative solutions for our dental and medical customers across the globe as we have for decades. We will be able to better focus on many opportunities for growth.

And we really, really are excited with the potential for growth in our dental business and in our medical business. And we expect to leverage the newly available resources resulting from this trend actually we announced this morning estimated to be between $1 billion and $1.25 billion in cash on a tax-free basis.

I will now hand the call over to Ben Shaw to discuss the company in greater detail. Ben, of course, is a well-respected entrepreneur, investor and CEO with deep roots in animal health market.

He recognized many years ago that veterinarians need help to improve practice efficiency and to retain client relationships, of course, all towards the goal of increasing the healthcare of the pets.

Ben and his father and its founder, David Shaw, launched Vets First Choice, which has become a leading provider of technology-enabled healthcare services for companion veterinarian practitioners, including (INAUDIBLE), I might add. I’m very pleased that Ben will be leading Vets First Choice as CEO.

We have great confidence in Ben and his team having spent a significant amount of time thinking through the vision and developing the plans that we announced this morning. So Ben, please?

Benjamin Shaw: Well, thank you very much, Stanley. We’re really excited about the prospects of this strategic transaction and the benefit that it brings to veterinary practice customers, pet owner patients, our manufacturer partners, our teams, and certainly our shareholders as we create the first data and insight-driven global multichannel platform for veterinary care.

So let’s move to slide six, please. We believe the of the transaction reflects shifting dynamics in the animal health profession, including evolving market conditions, changing client expectations and pervasive low levels of medical complaints across products and services.

As Stanley mentioned, of Vets First Corp. will be to empower veterinarians with greater insights patient care help drive better health and financial outcomes both in online and in- clinic channel.

I’d like to walk through a brief overview of how this platform works. It’s through the combined capabilities of Henry Schein Animal Health and Vets First Choice that will enable unique insights and analytics and services to help veterinarians provide more effective care of their patients by identifying, managing and closing gaps in patient care. So there is a couple key dimensions in this platform.

First, proactive prescription management and integrated pharmacy services enabled veterinarians to create active recommendation and follow through on prescription recommendations to drive medication compliance, increased revenues and improve the client experience.

Second is proactive appointment management services help drive patient engagement and in-office services. Specialty pharmacy services in subpopulation health strategies offer innovative solutions for chronic care disease management and really coordinating care for this patient the system.

Inventory management and supply chain services streamline practice operations and provide access to a very large end-to-end system and value-added services and products.

Veterinary practice information management software, which we refer to as PIMS, improves office workflow, manages patient records and supports back office administration more. An integrate end-to-end platform offers veterinarian the ability to leverage insight, engagement and outcome both online and in-clinic.

Dramatic improvements in compliance for medications, for diagnostics, nutrition, vaccination, dental and other services unlock significant new category growth for manufacturers and veterinary practice workers and fundamentally strengthen the importance of the vet client patient relationship.

Let’s go to slide seven. We think that this merger creates, for the first time, a value chain that connects veterinarians, pet owners and the manufacturers to facilitate the direct delivery of care, how, when and where consumers wanted.

In short, as this graphic indicates, we believe this is a rare moment that all stakeholders win, including shareholders. Veterinarians getting a benefit of improved medical compliance, pet owners accessing greater support, improved care and better services from the veterinarian, manufacturers benefiting from improved category growth and internal fees creating lot of fantastic career opportunities.

Before I turn over the call to Steve, I just want to reiterate on Slide 8, where we think Vets First Corp. will be well positioned on a stand-alone basis.

Henry Schein Animal Health and Vets First Choice have very complimentary skill sets that creates only multichannel integrated platforms entirely focused on improving the vet practice, while simultaneously enhancing clinical outcomes for the patients and meeting ever changing product and communication demand of the consumer.

The new company will have significant global scale, approximately 50% of revenues outside the U.S. Veterinary medicine is a global market, and we seek to continue to build aggressively on this leadership position.

Vets First Choice saw the growing base of current revenues with sizable margin expansion as we roll out end-to-end technology-enabled platform and gain adoption supported Henry Schein animal health global reach.

We anticipate robust topline growth. Henry Schein Animal Health has realized above- market compounded annual sales growth for the past three years. And Vets First Choice has enjoyed nearly 60% compound growth since 2014.

And we expect accelerated adoption of the Vets First Choice prescription management platform, alongside Henry Schein Animal Health scale and customer reach be significant.

Evolving consumer trends and creating opportunity for rapid growth of a platform that combined scale with a power of data analytics, digital communication, practice management software and supply chain expertise in this online/off-line multichannel platform.

Vets First Choice has been and continuously driven by a very proven team, including Tim Ludlow, CFO, Georgia, COO, Erin newly joined as General Counsel, and Vice President of Investor Relations.

That team and I look forward to welcoming the Henry Schein Animal Health team to Vets First Corp., including their leadership team Peter McCarthy, President of Henry Schein Global Animal Health, President of U.S. Henry Schein Animal Health, Michael Ellis, President of Henry Schein European Animal Health Care, David Hinton, Vice President and Managing Director for Henry Schein Animal Health in Australia and New Zealand, Chris Dollar, President of Henry Schein Software Services, Russell Cook, CFO of Henry Schein’s Global Animal Health Group, and Anthony Vice President Strategy and Development. So with that, I’ll turn the call over to Steven to discuss summary of this transaction.

Steven Paladino: Okay. Thank you, Ben. And again, I would like to reiterate Stanley and Ben’s enthusiasm about this transaction as we believe in a structured to create an exciting new animal health innovator and unlock significant shareholder value for Henry Schein investments.

If you’re following online, you can turn to slide number 10. The spin-off and merger are structured as a Reverse Morris Trust transaction and are intended to be tax free for Henry Schein shareholders for U.S. tax purposes.

Upon completion of the transaction, which we anticipate to occur by the end of 2018, it is expected that shares of Vets First Corp. common stock will be distributed to Henry Schein stockholders in connection with the spin-off of Henry Schein Animal Health business and to the Vets First Choice stockholders in the subsequent merger.

In addition, equity incentives held by Henry Schein Animal Health and Vets First Choice employees will be converted into equity incentives in shares of Vets First Corp. and shares of Vets First Corp. may be issued to certain minority holders of Henry Schein Animal Health subsidiaries in exchange for their interest in those subsidiaries.

It is expected that Henry Schein shareholders and the aforementioned Henry Schein Animal Health-related parties will own approximately 63% of Vets First Corp. common stock immediately following the transaction, while Vets First Choice investments approximately 37% of such stock.

The precise ownership percentages are subject to adjustments and set forth in the transaction agreement, but in all cases, Henry Schein shareholders will receive a majority of Vets First Corp. shares in this transaction.

The transaction has also been unanimously approved by the Board of Directors of Henry Schein and Vets First Choice and is expected to close by the end of 2018.

And subject to customary closing conditions, including customary regulatory approvals, receipt of tax opinions from counsel with respect to the transaction and the effectiveness of the registration statement on Form S-1/S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the transaction.

As was previously mentioned, it is anticipated that the synergies will grow annually. So that in year three, synergies for the combined businesses will be in excess of $100 million in operating income, which will uniquely position the combined company for accelerated to top as well as bottom line growth.

Henry Schein is expected to receive between $1 billion and $1.25 billion in cash, which will be on a tax-free basis from this transaction. We expect to use these proceeds for general corporate purposes, including share repurchases, paying down debt and disciplined M&A activities.

Note also that is part of the transaction and prior to the completion, Henry Schein expects to buy out the minority interest in its U.S. Animal Health business for approximately $365 million.

Following the close of the transaction, Henry Schein expects to deliver EPS growth for the remaining consolidated Henry Schein business in high single-digit to low double-digit percentage range.

Henry Schein’s 2018 EPS guidance remains unchanged at this time. However, we plan to provide a more detailed financial update following the closing of the transaction.

We’re very pleased with the success of the overall Henry Schein business that has enjoyed over many years having grown total revenues to $12.5 billion enterprise with $3.5 billion worth in revenues coming from our global animal health business.

If you look at Slide 12, it depicts our business today and a newly focused business following the transaction. We’re excited about the outlook for our remaining business, which will have approximately $9 billion in pro forma 2017 sales and approximately $690 million in GAAP operating income or $695 million on a non-GAAP pro forma basis.

The remaining business will include our global dental business, serving general practitioners, specialists and dental laboratories.

Our medical business catering primarily to U.S.-based primary care physicians and specialists who practices physician-owned labs centers and our technology and value- added solution business, which includes Henry Schein 1 on medical software assets and Henry Schein financial services.

Our value-added solutions portfolio remains a central element of our business strategy as our customers rely on the excellent solution, service and support that we deliver each day to enable that success.

I’ll now hand the call back over to Stanley to discuss some additional points on the remaining Henry Schein business.

Stanley Bergman: Thank you, Steven. Let’s walk through slide number 13. The markets have — that we have served for decades, has had a strong common denominator, which is our priority of helping practitioners operate more efficient practices so they can provide quality care for their patients.

As we seek to deepen our value-added relationships with our customers that provide even greater resources to help them drive successful practices, we believe that spending the Henry Schein Animal Health business into a new focused entity will best allow the animal health business to grow, while at the same time facilitating Henry Schein’s optimization of our competitive advantages and innovations on behalf of our customers in the dental and medical markets.

And let me stress, we are very excited about the opportunities that the dental markets — global dental market shall we say and the medical markets presents to Henry Schein.

As an example of our efforts to focus optimize and innovate our business, we took another important step recently in our company’s evolution on April 3, when we announced the Henry Schein, an Internet brand and agreed to form a joint venture, named Henry Schein 1, to deliver integrated technology to enhance practice management and growth.

This joint venture transaction is expected to close in the second quarter of 2018. With this agreement, in which Henry Schein is a majority stakeholder with more than 70% ownership position, we plan to combine two dental technology leaders to together we believe will create a powerful new engine to accelerate our customer’s growth.

Dental practitioners will have a full suite of integrated programs running on leading practice management systems that will make their practices stronger and more efficient and increase their ability to deliver high-quality care to patients. We are very, very excited about Henry Schein 1.

Upon completion of this transaction, we plan to pursue what we view as significant growth opportunities for Henry Schein, with a sharper focus on our market-leading dental and medical businesses.

As well as newly available resources for increased investment, we believe we will continue to grow our business over the long term and deliver solid value to our shareholders.

Let’s review Henry Schein’s business and strategic growth opportunities for each of the verticals. In dental, we are the only global dental supply chain and solutions company for general practitioners, specialists and dental laboratories.

This breadth and scale, combined with our technology solutions, provide a strong competitive advantage. We already hold the number one position in North America, Europe, Australia, New Zealand and Brazil.

In addition, we have leading presence with our global dental practice management software, including more than 40% market share in the U.S. and a tremendous footprint throughout the world as well as in dental schools, with streamlined office workflow and improves patient communications for the dental practice.

As you can see, from outpatient, we are on the right side of the page, our ability to provide customers with products they need is only one piece of our offering, it is our services and support.

And let me stress, it is our services and support that create a significant competitive advantage with our business solutions, technical service, digital technology integration and practice management solutions.

In terms of going forward, we will seek to improve our penetration with existing customers, in which, we leverage our value-added solutions, including with the additional solutions that will be part of our product portfolio of Henry Schein 1.

We plan to grow our business dental specialties market. We expect to increase our business opportunities globally as we continue to invest and expanding our market presence.

We have many opportunities to advance our technology offering with customers with our practice management software and many services to advance practice efficiency. And we expect to leverage our expertise in solutions that provide the digital innovation of prosthetic, a very, very important area of dentistry.

Again, very excited to advance our supply chain platform globally, our practice solutions platforms through Henry Schein 1 and our specialty businesses, all towards excellent internal growth, supplemented by acquisitions, which in turn will continue to drive up operating margins and therefore, earnings per share.

At the same time in the medical market, we are leading supply chain and solutions company for primary care physicians and specialists who practices physician-owned lab and ambulatory surgery centers in the U.S. with a smaller presence internationally.

In fact, approximately 55% of U.S. physician practices are active customers of Henry Schein and so are many of the [IBMs] and large group practices in this country.

[So much they’re offering the Dell markets], in addition to the supplier, on the right product for practices, we closely partner with our customers by providing business solutions, the equipment support and supply chain and formulary expertise.

There are no shortage of opportunities for market expansion, including an 80s penetration with existing customers, leverage our value-added solutions and we will also target several specialty areas in the market such as orthopedics and dermatology practices. These are areas together with the number of other specialties where we have performed very well over the last decade or so.

So, as we sum up, our perspective on slide 14, we believe Henry Schein will be strategically well positioned with continued financial strength. We believe we’ve always made the right decisions from a strategic point of view.

Some have been executed quickly, some of them have been a little slower that, but in the end, it’s been a steady performance of the bottom line at Henry Schein from before we went public and in the 23 years since we’ve been a public company.

Following the close of the transaction, Henry Schein will pursue many growth opportunities in our dental and medical business as we implement our 2018 to 2020 strategic plan.

Central to this is a high touch and let me stress, high-touch value-added market approach to meet the evolving needs of our customers, which includes our practice analytics, analysis tool, regulatory consulting, guidance on technology implementation and integration, business education and training, our wonderful e-commerce platform and so much more.

Our focus will remain on delivering innovative solutions that enable customers to deliver the best quality patient care, while increasing efficiency of their customer practices. This strategy has worked well for Henry Schein for decades.

This includes demand generations through our expert marketing services, demand generation services of patient demand generation, helping practices of technology and equipment intra-operability and serving common sites of care in the dental and medical markets, the growing area for Henry Schein.

And finally, we have a goal of offering investors an attractive return on investment as a result of a combination of our strong track record of both operational excellence and successful M&A led by a proven management team that has always delivered for Henry Schein. So with that in mind, Ben, Steven and I are ready to answer any questions that investors may have.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions). So, the first question comes from Jeff Johnson of Baird.

Jeffrey Johnson: Stanley, congratulations on the deal. I was wondering if I could ask couple of questions here. The first one, why now to do this deal? Has anything changed in the vet business? Is there anything that driving you go to look for options here?

And may be within that, you could talk about your view on e-commerce risk and ER access, prescription management that Vets First Choice bring to this deal?

Stanley Bergman: So that’s actually a very good question, Jeff. You’re actually summarizing the entire thesis for this transaction. So on the one side, we built a terrific platform in animal health supply chain and, of course, our practice management software-related services platform.

Those two now started to come together and synergies are working very well. At the same time, the platform that Vets First Choice has developed is exceptional.

It’s really what is needed right now to gain compliance, with prescriptions issued by veterinarians and is a lot more to that, that Ben should address that in particular. So there were a number of ways that could have gone about this.

But we feel that there is a huge opportunity in the dental space and in the medical space to, again, continue to transform our role in that marketplace. These synergies really, from a logistics and practice management software point of view, are actually closely aligned with the dental and medical businesses than with the animal health.

And so we figured it will be best to bring together the two coupons of the animal health business, the Henry Schein supply chain part and the practice management part with the Vets First Choice offering.

It was such an obvious situation when it became clear to us that this opportunity existed. And so we move pretty fast. We completed our strategic plan, process at the end of the third quarter early fourth quarter last year.

And then we started talking in early December to the Vets First Choice people. And I think you know or many know of David Shaw’s background, his track record. And Ben has now established himself clearly with his team as a credible player in the animal health role.

Think with our leading team of Peter McCarthy and his management, put this together and it’s such an obvious merger, such an obvious alignment of teams that we just felt we should give them the opportunity to advance a vision that is really transformational in the animal health space.

This has nothing to do, and we were asked this early on with selling our animal health business. It was more to do with alignment of two great concepts and two great management teams that, we believe, can provide focus in the animal health space that is an element of that can be more valuable to investors and that was, of course, in our minds and the board — and our respective board’s mind as we went through this deal.

On the other hand, in the animal health, in the dental and medical business, it is very clear to us that our high-touch, our high service model is what dentist and physicians want.

It is clear that supply chain is important for dentist, of course, for the GPD and specialists and the dental lab. But what they’re really seeking is guidance on how to transform their practices in this era of changes in reimbursement and digitalization of interoperability.

And so as part of our strategic plan, we finally made a decision to advance our dental software business together with interbranch. You put those two together and it’s extremely exciting as to what we can do to help practitioners operate at more efficient business so that they can provide better clinical care, utilizing technology.

You take that further, and we’re very, very excited about our opportunity in the dental specialties market. I believe, we’re the only provider of a complete array of product that all surgeon and odontist and an implant and — an oral surgeon, odontist and orthodontist may need to run their practice to supply the equipment, the pharmaceuticals, the software and all value-added services under 1 roof. You put that together and there is so much opportunity in the dental space.

On the medical side, the unique need of the medical practice of tomorrow are available for Henry Schein in a most unique way. Seven or eight years ago if you gone to an that would not have known who Henry Schein was or to GPO, very few of them would have known.

Today, we are viewed as critical in this area of healthcare, the ultimate care side. So we’re very, very excited about the opportunities in dental and medical. And this is driven by our desire to continue to advance our high-touch model in this space.

And I’m not sure if you’re question was directed to this, but I think there was something in there about the online. And I want to say that we are very, very excited about our online capabilities.

But at the end of the day, online supply chain, as a stand alone, is not going to make really it in our world. What is needed a combination of high-touch, value-added services with supply chain, and we remain very comfortable, excited about the future in that area.

You add the $1 billion plus cash infusion and we are very, very excited about the future of Henry Schein, and In fact, are expecting to terrific results as we focus on bringing together oral care and human care in a one-stop shop.

Jeffrey Johnson: That’s helpful. Steve, if I can ask 1 quick follow-up. Just post-spin, shareholders were at 67% share. It looks like Schein is bringing 95% plus of the value in this field as far as revenue and operating income. So just help me understand kind of the Schein shareholders are contributing that much of the deal and having a 67% ownership they post-spin?

Steven Paladino: Sure. Yes, I don’t think you’re looking at it quite accurately because you’re not factoring in the $1 billion to $1 billion to 25 dividend. So that has to get factored in, I think, getting value to Henry Schein shareholders. When you do that, obviously, the percentage, excluding our dividend, is significantly higher.

But we do feel it’s a fair transaction for both sides. We do feel going back to the beginning part of your question on why now? From a financial perspective, it’s pretty compelling.

We create a new company, which will have the best of all worlds between supply solutions, practice management solutions and other services from.

We create significant — we believe will be creating significant shareholder value by this new co-being, very well positioned to be a very fast-growing top and bottom line company, which will get us very attractive valuation upon spin. So all in all, we think it’s a win-win. So again just make sure you’re factoring in the over $1 billion dividend that’s part of this transaction.

Operator: Your next question comes from Glenn Santangelo from Deutsche Bank.

Glen Joseph Santangelo: Just two quick questions. Ben, I was kind of curious it looks like your company has about $100 million in revenues if I’m reading the press release correctly. And could you give us an update may be on what the profitability of your businesses today? Maybe who your top competitors are in this business?

Benjamin Shaw: Thank you. Yes, this is Ben. The business last year generated little over $157 million in revenues. And as we said earlier of note, it’s generating the — approximately 60% compounded annual growth rate.

The company is growing really fast. And it’s really about our ability to drive the — attack the uncertain market, improve compliance, but so important compelling here. And so with the mix of services we provide, it does have a higher-margin profile the business, but we’re not at this time going into the details of our profitability and margin profile in the respective businesses.

Your second part of your question was can you talk about the competitive dynamics? I think this is a new next-generation set of capabilities that unique in the market. And it’s really the ability to accelerate those capabilities that comes in play here.

But this is our main veterinarian’s ability to fundamentally ways in which they can address client expectations and how they come to market, how they are able to participate in the online channel in a complementary way. It’s the coordination of in-office and online that’s is powerful. So this is unique in the market and it certainly unique on a global basis.

Glen Joseph Santangelo: Okay. Maybe if I could just have Steve 1 follow-up question. Steve, with respect to the guidance. I think we’re — after the combined company, we’re at sort of 7% to 10% pretax, then we kind of jump up to 12% to 15% for this year.

And now you’re saying in the press release you expect to deliver EPS growth for remaining consolidated business in the high single to low double-digit range. Could you just walk through sort of the thought process there?

And is this guidance producing anything about remain co-relative to where you were? And why not we get an update — end of the year when we get an update on the first quarter?

Steven Paladino: Let me clarify because our 2018 guidance is unchanged. We believe — so we’re not changing guidance at all for Henry Schein for our 2018 guidance. We believe that the transaction will spin-off towards the end of 2018.

So there might be a slight update you could spin for exam example with one month the end of the year or two months that will change the remaining Henry Schein guidance, but we not comment or provide ‘18 guidance.

We’re saying on the high single to low double-digit is that going forward, we expect the Henry Schein remaining business to continue to be able to grow in that high single double-digit EPS range. So I’m glad you asked that question because there was confusion in that. There is no change to our guidance at this time for ‘18.

Operator: Your next question comes from Robert Jones of Goldman Sachs.

Robert Jones: Stanley, just wanted to go back on the strategic rationale a bit. I was taught part of the attraction of the Henry Schein story with the company’s diversification.

So I just wanted to dig a little deeper or may be have you dig a little deeper into why it made sense now to spin out the fastest-growing piece of the company and leave dental and medical you’re kind of on their own, which, I think arguably, would be facing more structural challenges in their respective industries than what we heard the animal health business in vet. So just maybe some logic about who on the diversification of Henry Schein that had?

Stanley Bergman: Yes, that’s a good question. Certainly, dental and medical have a lot more in common. In logistics, the two business share the same logistics platform. The notion that good oral care results in good health care has become much more important in the last decade.

And bringing together of these two areas of healthcare is something that perhaps is a little bit more visionary today, but I think it will become more and more important in the near future.

On the other hand, the together are Vets First Choice and Henry Schein’s Animal Health is in my view a once-in-a-lifetime unique opportunity. Vets First Choice is the unique business.

Of course, it’s is possible that another entity could enter that space, but that’s such a jumpstart. And what they have done in gaining compliance, the analytics they have, the ability to ensure that when a prescription is issued is actually used is quite remarkable actually.

And at some point, Ben and his team will actually show investors what they’ve achieved. You put these two together and at the end of the day, we have two terrific growth stories, one on the dental and medical side and please the medical and dental side are exciting stories for the future, very, very exciting.

And on the other side, you have the animal health components bringing these two companies together also terrific growth opportunity. Bottom line is we are unlocking shareholder value on both sides of the equation.

And I think that in the animal health space will create terrific value for our shareholders. I actually think Ben should provide you with a little bit more information on the opportunities that Vets First Choice sees in the marketplace.

And let me assure you that I am so — and our team are so excited about the opportunities in the dental space. Because the opportunities exist in helping bring more patients to see the dentist.

The Henry Schein 1 joint venture is going to do just that, while at the same time taking dentist into the digital era in an exciting way is something that going to create wonderful value for us in the dental space.

And we have the unique medical platform in an area of the medical the healthcare services arena that will also bring value to our shareholders. You put the two together and again, it’s very, very exciting.

So the timing was such that, that we finished off strategic plan for year 2015, ‘16 and ‘17, we did well. And strategic planning is all about not necessarily picking your priorities, but also determining what priorities you cannot fulfill. And so, put that together with the opportunities that are just described and the timing we believe is just right.

Benjamin Shaw: I’ll just comment to it, following on comments. This is Ben, I’ll just say there is a significant unserved market in our that compliance levels for core products and services are low.

And our opportunity is to help identify those gaps in patient care, whether they’re in-office services or prescription medications and to use proactive outreach to drive a fundamentally different outcome to dramatically improve compliance levels for not just medications, but also in-office diagnostics and services, vaccines, nutrition, dental programs and beyond.

And so it’s really about our unique ability to attack noncompliance and to create new category growth that is and important win, win, win. And I think in a way a Holy Grail for our category if we can dramatically improve our health outcomes, and we can unlock from the and access the unserved market that benefit all parties.

Robert Jones: No, I appreciate that, Ben. I guess just to follow-up quickly just to go back, I think, it’s important in assessing the merits of the transaction to the profit profile of Vets First Choice.

Is there anything you can share as far as just what the ultimate margin profile of the company is expected to be? And are you currently either EBIT or EBITDA positive or negative?

Benjamin Shaw: The — we, in this process, will over the coming months be in a position to provide greater information about the combination of these capabilities and we’ll go into that level of detail. We’re not prepared to do that today.

But I can tell you, I think we expect continued strong performance in top line growth and increasing profitability to the combined company as the best first choice platforms becomes a bigger and bigger part of the combined.

Operator: Your next question comes from Steven Valiquette of Barclays.

Steven Valiquette: So just to frame the new Vets First Corp. looks like a $3.6 billion LTM revenues as you mentioned. And it seems like the combined operating income it cannot be 1, again just sort of using rough margin — may be around $200 million.

But my question really is, I guess, in that reference, that makes $100 million in operating income synergies. It seems like a fairly large number such sense may revenue driven is as you mentioned, the greater you can.

I’m just curious if you want to hear more just more color on whether or not your expecting more distribution revenue synergies or technology revenue synergies? Just more color on hitting $100 million in operating income synergies asset that might have, let’s say, around $200 million of combined operating income once you put together?

Benjamin Shaw: Sure, Steve. So when we look at the synergies, the marriage of the two companies really is exciting because, while Vets First Choice has really a tremendous platform to drive pharmaceutical compliance to the end users.

What Henry Schein to is a very trusted relationship with the veterinarian on a global scale. So we believe the synergies will be primarily in getting the Henry Schein Animal Health customers to adopt this platform in the additional services that Vets First Choice has.

And it is significant because most pet owners are not providing the proper care because the compliance with prescription is really lapses many times. And the model really improves compliance very effective.

So we feel — but we feel very comfortable that we know it’s a big number, $100 million, but we feel very comfortable that we will be able to achieve it. And remember, Vets First Choice really has no international presence at this time. One of their goals was to move internationally.

We have a big international platform. So not to say that there is not some expense savings, there are, but the lion share of that $100 million will be generated by accelerated revenue putting the Vets First Choice platform on our Henry Schein Animal Health customers. So I hope that answers your question well?

Operator: Your next question comes from John Kreger of William Blair.

John Kreger: Ben, question for you. Just touching on something’s you said a minute ago. From the standpoint of Vets First Choice, what do you think the key two or three opportunities are for the company over the next two years, but that might not have existed had you not done this deal?

Benjamin Shaw: Yes, thank you. I think, it’s really — it’s fun for both companies the opportunity to deliver an end-to-end solution. Really today, the companies have distinct and complementary capabilities, but not a lot of overlap.

And so the ability to now provide the customers a holistic approach to practice management solutions to direct the client engagement to support prescription management, appointment management and inventory management.

And so it’s a dramatic expansion of the scope of this platform to accommodate both capabilities. And I think as Steve said, really, it’s the opportunity better large global market.

And that’s expects to deliver the same kind of impact and capabilities that we’ve developed in the U.S. market and extend that globally. We’re in the process of doing that.

But you can appreciate there is infrastructure, there is supply chain, there is nuance as we enter each of these key markets. And Henry Schein has a significant presence and well-developed relationships globally. And so that really accelerates and derisks the execution of that strategy.

John Kreger: That’s helpful. And then Steve or Ben, as you pull these two, the animal health business apart from dental and vet — I’m sorry, from dental and medical.

What sort of negative synergies should we be thinking about? I would have thought the fulfillment infrastructure was pretty well intertwined, is that not the case? And what’s the plan to sort of break those apart?

Benjamin Shaw: Sure. Thanks, John. Yes, so this synergies we expect to be very small in material. And the reason for that is, if you look at the Henry Schein businesses, the Henry Schein Animal Health Distribution business is largely autonomous.

So for example, in the U.S. business, it is totally autonomous. They have separate distribution centers, they have separate infrastructure, separate IT services. And outside of the U.S., the same thing is true, say, a couple of a few markets.

So we don’t expect there to be any significant. Similarly, with the software solutions business on the vet side, that is also totally autonomous and doesn’t share any services with the dental or medical technology businesses.

So that’s different. And for example, dental and medical within Henry Schein. Dental and medical, as you know, medical is really primarily U.S. business. At Henry Schein, dental and medical do share the same distribution centers and infrastructure, but it’s different on animal health. So it’s really makes for a much easier transaction for us.

Tim Ludlow: Just to add a historical context there. One of the plans that would have happened had we not announced this merger as part of our 2018, ‘19 and ‘20 strategic plans would have been to integrate the animal health infrastructure into the Henry Schein infrastructure.

That was the product — that was the program already been thought through and was about to be implemented it. So from a timing point of view, this was the right time to divert those resources into other parts of Henry Schein as we migrate the animal health business into a merger. Timing from a supply chain infrastructure point of view was also aligned as we made this decision.

Operator: Your next question comes from Ross Muken of Evercore.

Ross Muken: Can you just talk through — Stanley, you mentioned sort of what you had to do if you kept the asset. But what are the structures or any other types of transactions you contemplated sort of leading to this to just sort of arrive what the appropriate evaluation?

It’s obviously the has pretty strict rules in terms of what the relative equity shares need to be at the two businesses. But just help us think through kind of what else was on the table or at least what else you thought about this sort narrow down to this being the preferred option for value creation?

Stanley Bergman: Well, I will ask Steven address this structure per se. But from a Henry Schein point of view, there are many areas that we would like to focus on in the dental world. Specifically, of course, advancing our global supply chain and further investment in e-commerce.

This is something we’ve been working on for about a decade. But there are some really great opportunity ahead of us. Second, the advancement of our practice solutions business through the Henry Schein 1 joint venture presents a huge opportunities and will also require additional capital investment.

And then third, our focus on these specialty areas. The huge opportunity given that we really the only company that presents all of the products and service needed by specialists.

The — as I noted, the oral surgeon, the endo doctors and the ortho doctors everything they need under 1 roof, we want to bring it that closer and that’s, of course, also going to require some capital, but great returns on our investment.

And then, all complementing that, we would like to advance the Henry Schein brand and with our appropriate go deeper into the supply chain. Of course, we’re going to be very sensitive about that because we do wish to advance our relationship with clean global branded manufactures that really want to work with us.

So there’s huge opportunity to advance dental business and on the medical side, similar opportunity. So this is a very unique time in our history. And it gives us the ability to focus, while at the same time create shareholder value for our veterinary business. But Steven, on the technical aspects of the transaction.

Steven Paladino: Yes. So Ross, if you step back and think of what Henry Schein Animal Health was pursuing and Vets First Choice was pursuing separately, there’s a lot of similarities. We both — Henry Schein view itself as a value-added distributor.

We were continuing to increase our services for pet owner demand generation and other services. We used as a platform of software to do that, and we’re very strong. I think people know we have over 50% veterinary clinics in the U.S. using our software solution.

And we obviously had a similar strategy of providing more value and helping the practitioners being more efficient and profitable. But have little bit more different approach.

And that’s why so much sense because now we can bring both of these both of these solutions and services together and where Vets First Choice is very strong, we are not as strong and we’re very strong.

In some cases, Vets First Choice doesn’t have those capabilities like the software platform or the supply chain logistics.

So really when you step back and you look at it strategically it, truly has so much merit that it’s very little overlapped and very complementary, strategy and services that we complement each other.

Ross Muken: That’s helpful. Maybe just quickly follow-up for vet in terms of just sort of capital priorities post-deal? I mean, mean the leverage will be taken up here, but obviously, the business will generate good amount of cash flow.

You guys prior to this have done some M&A more recently. Do you see a lot of more assets that will fit into the pro forma company on your side over time? And how much you’re going to balance sort of the internal needs. Obviously, the business is growing quite well versus some other external opportunities?

Benjamin Shaw: Yes, thank you. I think, that the leverage will be very reasonable and largely very responsible in this effect. I mean, I think, for the next year, we have a lot of internal opportunities to realize the synergies that will reference in this conversation and that’s going to unlock even further new value.

So I think the answer is that the leverage ratios will be very reasonable and will continue to be very responsible in that regard.

Carolynne Borders: And remember, the combined company will have a very strong cash flow generation. So the ability to generate additional cash flow and use that whether to pay down debt in some fashion or through use of the grow the business will be definitely available. And we will continue to pursue M&A. There’s no question about that.

Operator: Your next question comes from David Larson of Leerink.

David Larsen: Congratulations on the transaction. Ben, can you talk a little bit about your technology solution and proactive digital prescribing capabilities. Like where do you get the data from that goes into that data warehouse?

And then how do you actually grow the revenue to your vet practice clients? And how do they think about ROI when they engage?

Benjamin Shaw: I’d say I will be a bit specific about this to help make it for real. But really, this is not an opportunity subscribe to our service and to access a set of capabilities than to create active recommendation for prescriptions to key product, nutrition and we help support that sales.

And transaction is between the pet owner or the horse owner and the veterinarian. So they manage that price, and we’re really providing kind of a service and the back end support to facilitate that transaction.

So again, this is really helping veterinarians provide this second channel to their clients. Specifically, for those clients who are come do for medications. It also expanded the total offering practice to be able to make available new products.

For example, nutrition or diet make available that could be difficult to inventory the small practice. So really the whole model is around helping veterinarians and power them with new tools and technology to help them offer this service decline, but there are absolutely the beneficiaries in terms of the gross revenues and gross margin that accrue to the benefit of the practice.

David Larsen: How much of the vet practice grow the revenue by after they sort of implement your solutions? What percent roughly?

Benjamin Shaw: Expect that practices when they are able to take gaps in care as an opportunity to identify where there’s $0.5 million to $1 million of incremental new revenues for their practice. But, of course, it’s a journey and there’s something they can expect to realize overnight.

But it’s reflection of the magnitude of gaps in care that exist in our market and how veterinarian being proactive in prescription management and appointment management can act a significant gaps in care and create new incremental revenue opportunities. So to answer the question, we have seen it can get higher $0.5 million to $1 million for average veterinarian practice.

Tim Ludlow: Thank you very much for your interest. Obviously, we will provide more information. We have our conference call for the first quarter earnings on May 8. And in between then if anyone has any questions, please feel free to reach out Henry Schein site to Carolynne Borders at (631) 843.

Carolynne Borders: 390-8105.

Tim Ludlow: 39?

Carolynne Borders: 390-8105.

Tim Ludlow: And it’s (INAUDIBLE). It is quite complex to understand we will try and make it easier as possible for our investors to understand.

We’re very, very excited for the game, about the opportunities in the dental field, to advance our supply chain platform, while at the same time, advancing our specialty businesses and our software practice management business, which is geared towards the demand generation by patients seeking dental care.

And on the medical side, we have a unique platform with great opportunities too. And so, we welcome this merger — the spin-off Vets First Choice, lots of opportunity there.

We believe that better strategy for the long-term success of Henry Schein Animal Health too, and we believe that we will be able to generate greater leveraging of opportunities, incremental earnings for the Henry Schein investor base. Very excited of the value creation in that regard and locking in the shareholder value and advancing our investment in appropriate ways to grow the business and gain [clear] shareholder values. So, thank you for your interests and I guess we’ll be speaking in three weeks or so. Thank you very much, thanks.

END

The following is a transcript of the interview with Stanley Bergman and Benjamin Shaw which was conducted on April 23, 2018:

CNBC – Interview with Stan

April 23, 2018

>>We have a deal in the pet care center. Medical and dental products and solutions company, Henry Schein, spinning off its animal health business to merge with privately held, Vets First Choice. The transaction will create an independent company.

>> 6:33 AM Here we have Henry Schein CEO here to talk about it, Stanley Bergman. Also Vets First Choice CEO Ben Shaw who will run the newly formed company, which will be called Vets First Corporation. Before we get into it, help us understand what you were thinking in terms of deciding for whatever reason that you thought that the dental world needed to live on one side of the world and the pets business on a different side though I always thought you needed to take care of all of the pets’ teeth.

>> STAN: We are going to take care of the pets’ teeth. That’s not the question. This is one of the most exciting transactions I’ve ever seen in my period in health care — it’s all about growth and it’s all about unlocking shareholder value. We’re going to be in a position now to provide for both the medical and dental part of Henry Schein, focused on wellness and prevention, focusing on its own customers, and the animal health side focusing on its customers, the pet owners and the veterinarians. It’s about unlocking shareholder value.

>> Were you looking to sell this business or spin it off or how did this come about? Were you looking to buy the business, what were you doing?

>> STAN: ben is going to tell you the exciting part of this business at the end of the day. It was a natural merger between a global distribution and software business and a provider of unique veterinary services.

>> To put a fine point, was there an auction?

>> STAN: Absolutely not. It was not about sale, it was about bringing together two unique businesses >>

>>Okay. What’s your side of this?

>> BEN: Oh, I agree this was a very complementary businesses that had an opportunity to come together and we’re supporting small business practitioners.

>> Explain what you do so everyone understands what we’re talking about.

>> BEN: Veterinarians are office practitioners. They’re seeing a whole range of species across all aspects of health services so Henry Schein has been the predominant provider of these services in offices throughout the world and Vets First Choice has developed new capability to support them with online capabilities and a direct to patient engagement opportunity. So on a combined basis we offer a multi-channel service to veterinary practitioners, so this is about helping veterinarians respond to changing client expectations

>> When this transaction is over though shareholders of your company are going to own a significant stake of this company?

>> STAN: Correct. So the shareholders of Henry Schein will own just over 60% of Vets First which is really going to be a company positioned for growth because it provides fantastic services. It will be in a position to provide fantastic services to the veterinarians and accordingly to the pet owners.

>> When’s this deal close?

>> We expect the deal to close sometime in the fourth quarter.

>> Is there any chance that somebody will emerge since this 6:36 AM asset is up for sale, not that you’re saying it’s up for sale, the fact that you’re willing to –

>>STAN: No. This is not one of those situations where we’re selling a business. What we’re doing here is we’re bringing two unique properties together - one supply chain practice management software and the other one creating services so that pet owners can purchase products and ensure that those products need to be bought online.

>> Were you looking to sell?

>>BEN: No, but what this gives Vets First Choice is not only an opportunity to partner with one of the major innovators in our space, but a huge acceleration for Vets First Choice. This is a global health care market which is unusual within health care and it’s an opportunity to accelerate some of the things we’re doing and offer a more comprehensive solution.

>> What does this company look like 18 months from now? Do you use this as a platform to roll off other businesses?

>>BEN: Well, we have a lot to do just in terms of bringing these two organizations together and we hope to close this by end of year but we have a big job ahead of us in ‘19 and ‘20 to unlock a lot of new value.

>> Final question. Nothing to do with this. I’m going to the dentist later this week for a cleaning what do I need to know it’s different this time

>>STAN: Well, where we’re moving in dentistry is to the digitalization of dentistry. A scan of the mouth is equivalent –

>> Not the x-ray where I have to clamp down on the little things that’s so hard to keep them in your mouth

>>STAN: The angle is much more comfortable now. Not to worry it will be fine.

>> Angle is never comfortable. Do you agree with that the little circle thing, it’s going –

>>STAN: yeah, yeah, yeah. You can now get a scan instead of having an impression taken, it’s a scan and extremely accurate. It goes right into the practice management software. The digitalization of dentistry is what we want to focus on –

>> Do you do that annually?

>> STAN: At least twice a year if possible.

>> The scan?

>> Stan: no, no, no.

>> I like that lead thing they put on they say, no, it’s not a big deal.

>> But they leave the room.

>> They run out of the room. It’s like where did they go?

>>STAN: The dentists should sign off but at the end of the day it’s about digitalization of dentistry and much more pleasant and much more accurate procedure than ever before.

>> Andrew has one cavity one filling.

>> One filling, yeah

>> STAN: Taking care of his teeth. >> No kidding. My dentist looked in there, a new one, I used to go out near CNBC and we don’t go out there a new one, he was like, well, well-traveled teeth

>> Congratulations. >> You know, crowns and all that stuff. >> issues? >> yeah. yeah root — you never had a root canal?

>> Thus far, knock on the black citi plastic.

>> coming in here –

>> STAN: he’s too young for a root canal.

>> really?

>>STAN: usually when you’re over 50.

>> really?

>> okay. all right.

>> will you work on a turtle

>> STAN: of course.

>> You do? We took this turtle in, my daughter, years ago, and they suggested some really expensive therapy. I’m like, no.

>> I had a turtle with pneumonia years ago. We used to have to give it antibiotics every day. My mother and I would have to get the leg to stick out to give the shot into the leg.

The following email was sent on April 23, 2018 to certain employees of the Company:

Email to LTIP-Eligible Employees

Regarding the effect of today’s announcement of the planned spin-off of Henry Schein Animal Health and its merger with Vets First Choice on Henry Schein’s Long-Term Incentive Plan (LTIP):

If you are a TSM who will remain at Henry Schein and have unvested Henry Schein equity as part of a previous LTIP grant, you will not receive any Vets First Corp. shares or dividend like other Henry Schein stockholders. Instead, subject to the terms and conditions of the applicable plan documents and award agreement(s) and the transaction documents giving effect to the spin-off, we intend to adjust your unvested LTIP awards to provide you with additional Henry Schein RSUs and RSAs with equivalent economic value as the Vets First Corp. shares that you would have otherwise received.

If you are a TSM who will transfer to Vets First Corp. and have unvested Henry Schein equity as part of a previous LTIP grant, subject to the terms and conditions of the applicable plan documents and award agreement(s) and the transaction documents giving effect to the spin- off, we intend that your unvested Henry Schein equity will be converted to the new Vets First Corp. equity such that the total value of your unvested LTIP post spin-off will be economically equivalent to the value of your unvested LTIP prior to the spin-off.

Furthermore, a change in control will not occur with respect to the Henry Schein equity awards as the transaction is not expected to fit into the definition of a change in control under the 2013 Stock Incentive Plan and award agreements. Generally, this transaction is not expected to involve an acquisition of any stock of Henry Schein, a hostile change in the composition of the Henry Schein board, a merger, consolidation or other corporate combination of Henry Schein or a sale of all or substantially all the assets of Henry Schein.

Specific to the Rule of 70, while it is too soon to know the details, Vets First Corp. is reviewing our current benefits and will be creating new plans for the combined company with the goal of providing competitive offerings. We expect that the Rule of 70 will continue to apply to your equity awards that currently contain this rule and that were outstanding prior to the date of the spin-off.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.